--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER
                                ---------------

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                      For the Quarter ended March 31, 1999

                            ------------------------

                          WILLIS CORROON GROUP LIMITED
                (Translation of registrant's name into English)

                            ------------------------

                      TEN TRINITY SQUARE, LONDON EC3P 3AX
                    (Address of principal executive offices)

                            ------------------------

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                       Form 20-F /X/       Form 40-F / /

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934.)

                              Yes / /       No /X/

        (If "Yes" is marked, indicate below the file number assigned to
         the registrant in connection with Rule 12g3-2(b): 82-      .)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                 WILLIS CORROON GROUP LIMITED AND SUBSIDIARIES
               RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 1999

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS

OPERATING REVENUES

    Commissions and fees increased by 5.8% in the first quarter of 1999 to L193.4 million compared with the corresponding quarter of 1998. This increase was primarily attributable to the acquisition of Gruppo Ital Brokers in Italy and the increased investment in our Spanish operation, both of which occurred in the third quarter of 1998. The impact of foreign currency exchange rates on commissions and fees for the first quarter of 1999 when compared with the first quarter of 1998 was not material.

    Interest and investment income arising from fiduciary funds decreased marginally as a result of lower prevailing interest rates in both the U.K. and the U.S.

    Operating revenues increased by 5.5% in the first quarter of 1999 to L203.0 million primarily attributable to the increase in commissions and fees.

OPERATING EXPENSES

    Operating expenses rose by 10.8% to L171.9 million in the first quarter of 1999. After adjusting for the operating expenses of the Italian and Spanish investments as if those investments had occurred on January 1, 1998 and excluding L3.2 million of non-recurring fees written off in connection with the refinancing of the Group's debt, operating expenses were 3.4% higher than in the corresponding quarter of 1998. The impact of foreign currency exchange rates was not material.

ASSOCIATES

    The Group's share of income before taxation from associates increased by 30.3% to L8.6 million in the first quarter of 1999 mainly because of the increased investment in Jaspers Wuppesahl at the beginning of 1999.

INCOME BEFORE TAXATION

    Income before tax was L39.9 million for the first quarter of 1999. After adjusting for the L3.2 million of non-recurring fees referred to above, income before taxation was unchanged compared with the corresponding period a year earlier.

TAXATION

    The Group's effective tax rate was 28.1% for the first quarter of 1999 compared with 36.2% for the corresponding period of 1998. This reduction was largely attributable to tax relief on expenditure chargeable against provisions previously established.

LIQUIDITY AND CAPITAL RESOURCES

    The Group's cash and liquid resources, net of loans and overdrafts, increased to L665.4 million at March 31, 1999 from L486.5 million at December 31, 1998.

    On February 2, 1999, the loan of $575 million drawn under the Subordinated Bridge Facility was refinanced by the issue of $550 million of 9% Senior Subordinated Notes due 2009.

    On February 3, 1999, an interest-free convertible loan of L92.9 million from the Company's parent company was converted into 46,464,949 ordinary shares of the Company.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    There have been no material changes in the first quarter of 1999.

FORWARD-LOOKING INFORMATION

    Forward-looking statements in this quarterly report are made pursuant to the safe-harbor provisions of the Securities Litigation Reform Act of 1995 including
Section 21E(c) of the Securities Exchange Act of 1934. Such statements should be taken as the informed perspective of senior management of the Company on possible future performance. Actual results could differ materially from management's expectations because of many reasons, including continued deterioration of the rating environment in the insurance markets; loss of major accounts; regulatory and competitive conditions; unexpected liabilities; further consolidation among insurance markets or major insurance brokers; or fluctuation of exchange rates and interest rates.

14 May 1999

                 WILLIS CORROON GROUP LIMITED AND SUBSIDIARIES
                   CONDENSED CONSOLIDATED STATEMENT OF INCOME
                                  (UNAUDITED)

                                                                                                 THREE MONTHS ENDED
                                                                                                     MARCH 31,
                                                                                                --------------------
                                                                                                  1999       1998
                                                                                                ---------  ---------

                                                                                                    (L MILLION)
Commissions and fees..........................................................................      193.4      182.8
Interest and investment income................................................................        9.6        9.7
                                                                                                ---------  ---------
OPERATING REVENUES............................................................................      203.0      192.5
Operating expenses............................................................................     (171.9)    (155.1)
                                                                                                ---------  ---------
OPERATING INCOME..............................................................................       31.1       37.4
Share of profit of associates.................................................................        8.6        6.6
Net interest..................................................................................        0.2       (0.9)
                                                                                                ---------  ---------
INCOME BEFORE TAXATION........................................................................       39.9       43.1
Taxation......................................................................................      (11.2)     (15.6)
                                                                                                ---------  ---------
INCOME AFTER TAXATION.........................................................................       28.7       27.5
Minority interests............................................................................       (0.7)      (0.3)
                                                                                                ---------  ---------
NET INCOME (I)................................................................................       28.0       27.2
                                                                                                ---------  ---------
                                                                                                ---------  ---------
NET INCOME PER ORDINARY SHARE (I).............................................................       6.1p       6.5p
                                                                                                ---------  ---------
                                                                                                ---------  ---------
Average number of ordinary shares outstanding (in millions)...................................      457.3      420.7
                                                                                                ---------  ---------
                                                                                                ---------  ---------

------------------------

(i) A summary of the significant adjustments to net income that would be required if United States generally accepted accounting principles were to be applied instead of those generally accepted in the United Kingdom is set forth in Note 5 of Notes to Condensed Financial Statements.

          CONSOLIDATED STATEMENT OF TOTAL RECOGNIZED GAINS AND LOSSES
                                  (UNAUDITED)

                                                                                                  THREE MONTHS ENDED
                                                                                                      MARCH 31,
                                                                                                 --------------------
                                                                                                   1999       1998
                                                                                                 ---------  ---------

                                                                                                     (L MILLION)
Net income.....................................................................................       28.0       27.2
Currency translation differences...............................................................      (16.0)      (0.3)
                                                                                                 ---------        ---
Total recognized gains and losses..............................................................       12.0       26.9
                                                                                                 ---------        ---
                                                                                                 ---------        ---

------------------------

(i) A statement of Comprehensive Income under U.S. GAAP is set forth in Note 5 of Notes to Condensed Financial Statements.

   The Notes to Condensed Financial Statements are an integral part of these
                  Condensed Consolidated Financial Statements

                 WILLIS CORROON GROUP LIMITED AND SUBSIDIARIES

                      CONDENSED CONSOLIDATED BALANCE SHEET

                                                                                      (UNAUDITED)
                                                                                       MARCH 31,     DECEMBER 31,
                                                                                          1999         1998(I)
                                                                                      ------------  --------------
                                                                                              (L MILLION)
                                                      ASSETS
CURRENT ASSETS
  Cash and short-term deposits......................................................        351.4          317.1
  Investments.......................................................................        340.0          281.6
  Receivables.......................................................................      4,156.7        3,794.6
                                                                                      ------------       -------
                                                                                          4,848.1        4,393.3
                                                                                      ------------       -------
FIXED ASSETS
  Intangible assets.................................................................         21.3           19.7
  Tangible assets...................................................................        143.1          141.6
  Investments.......................................................................         52.9           34.4
                                                                                      ------------       -------
                                                                                            217.3          195.7
                                                                                      ------------       -------
TOTAL ASSETS........................................................................      5,065.4        4,589.0
                                                                                      ------------       -------
                                                                                      ------------       -------
                                       LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Trade payables....................................................................      3,322.1        2,860.3
  Corporate tax.....................................................................         27.0           17.7
  Accruals and deferred income......................................................         50.0           67.6
  Bank loans and overdrafts.........................................................          4.6          352.7
  Other.............................................................................        745.0          817.4
                                                                                      ------------       -------
                                                                                          4,148.7        4,115.7
                                                                                      ------------       -------
NONCURRENT LIABILITIES
  Bank loans........................................................................        614.3          276.4
  Other.............................................................................          4.4            5.0
                                                                                      ------------       -------
                                                                                            618.7          281.4
                                                                                      ------------       -------
PROVISIONS FOR LIABILITIES AND CHARGES..............................................         95.3           94.8
MINORITY INTERESTS..................................................................          8.8            8.1
                                                                                      ------------       -------
TOTAL LIABILITIES AND MINORITY INTERESTS............................................      4,871.5        4,500.0
SHAREHOLDERS' EQUITY (ii)
  Share capital.....................................................................         59.4           53.6
  Share premium.....................................................................        115.6           28.5
  Revaluation reserve...............................................................         14.9           14.9
  Retained earnings/(deficit).......................................................          4.0           (8.0)
                                                                                      ------------       -------
                                                                                            193.9           89.0
                                                                                      ------------       -------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY..........................................      5,065.4        4,589.0
                                                                                      ------------       -------
                                                                                      ------------       -------

------------------------
(i) The balance sheet at December 31, 1998 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

(ii) A summary of the significant adjustments to shareholders' equity that would be required if United States generally accepted accounting principles were to be applied instead of those generally accepted in the United Kingdom is set forth in Note 5 of Notes to Condensed Financial Statements

   The Notes to Condensed Financial Statements are an integral part of these
                  Condensed Consolidated Financial Statements

                 WILLIS CORROON GROUP LIMITED AND SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

                                  (UNAUDITED)

                                                                                                THREE MONTHS ENDED
                                                                                                    MARCH 31,
                                                                                               --------------------
                                                                                                 1999       1998
                                                                                               ---------  ---------

                                                                                                   (L MILLION)
NET CASH INFLOW FROM OPERATING ACTIVITIES....................................................      119.2       76.5
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
    Interest paid............................................................................        0.2       (0.9)
    Bank fees on borrowings..................................................................       (4.6)    --
                                                                                               ---------  ---------
                                                                                                    (4.4)      (0.9)
                                                                                               ---------  ---------
TAXATION.....................................................................................       (2.3)      (4.7)
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
    Purchase of tangible fixed assets........................................................       (7.3)      (8.0)
    Sale of tangible fixed assets............................................................     --            1.5
    Sale of fixed asset investments..........................................................        0.1     --
                                                                                               ---------  ---------
                                                                                                    (7.2)      (6.5)
                                                                                               ---------  ---------
ACQUISITIONS AND DISPOSALS
    Purchase of subsidiaries.................................................................       (1.0)       0.5
    Purchase of associates...................................................................      (11.1)     (15.3)
    Sale of subsidiaries.....................................................................        1.2        1.0
    Net cash transferred on purchase/sale of subsidiaries....................................        0.3        0.3
                                                                                               ---------  ---------
                                                                                                   (10.6)     (13.5)
                                                                                               ---------  ---------
EQUITY DIVIDENDS PAID........................................................................     --           (6.8)
                                                                                               ---------  ---------
CASH FLOW BEFORE MANAGEMENT OF LIQUID RESOURCES AND FINANCING................................       94.7       44.1

MANAGEMENT OF LIQUID RESOURCES...............................................................      (69.6)     (62.9)

FINANCING
    Issue of ordinary shares.................................................................     --            0.3
    Amounts due from parent company..........................................................       15.2     --
    Debt due within a year:
      (decrease) in short-term borrowings....................................................     (348.5)    --
    Debt due beyond a year:
      increase in long-term borrowings.......................................................      327.2        2.5
    Capital element of finance lease rental payments.........................................     --           (0.6)
                                                                                               ---------  ---------
                                                                                                    (6.1)       2.2
                                                                                               ---------  ---------
INCREASE/(DECREASE) IN CASH..................................................................       19.0      (16.6)
                                                                                               ---------  ---------
                                                                                               ---------  ---------

------------------------

(i) The significant differences between the consolidated statement of cash flows presented above and that required under U.S. GAAP are described in
    Note 5 of Notes to Condensed Financial Statements

   The Notes to Condensed Financial Statements are an integral part of these
                  Condensed Consolidated Financial Statements

                 WILLIS CORROON GROUP LIMITED AND SUBSIDIARIES

                    NOTES TO CONDENSED FINANCIAL STATEMENTS

                                  (UNAUDITED)

NOTE 1--BASIS OF PREPARATION

    These condensed consolidated financial statements, which are unaudited, have, except as described below, been prepared in accordance with U.K. GAAP and the accounting policies described in the Company's audited consolidated financial statements for the year ended December 31, 1998. In the opinion of the Company's management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three months ended March 31, 1999 are not necessarily indicative of the results that may be expected for the year ending December 31, 1999.

NOTE 2--SEGMENTAL ANALYSIS

                                                                            THREE MONTHS ENDED
                                                                                MARCH 31,
                                                                           --------------------
GEOGRAPHICAL ANALYSIS BY LOCATION OF COMPANY                                 1999       1998
-------------------------------------------------------------------------  ---------  ---------

                                                                               (L MILLION)
OPERATING REVENUES
United Kingdom...........................................................       94.6       96.7
North America............................................................       89.4       85.0
Rest of the World........................................................       19.0       10.8
                                                                           ---------  ---------
                                                                               203.0      192.5
                                                                           ---------  ---------
                                                                           ---------  ---------

OPERATING INCOME
United Kingdom...........................................................       24.9       30.8
North America............................................................        2.2        4.6
Rest of the World........................................................        4.0        2.0
                                                                           ---------  ---------
                                                                                31.1       37.4
                                                                           ---------  ---------
                                                                           ---------  ---------

                 WILLIS CORROON GROUP LIMITED AND SUBSIDIARIES

                                  (UNAUDITED)

NOTE 3--RECONCILIATION OF OPERATING INCOME TO NET CASH FLOW FROM OPERATING ACTIVITIES

                                                                             THREE MONTHS ENDED
                                                                                 MARCH 31,
                                                                            --------------------
                                                                              1999       1998
                                                                            ---------  ---------

                                                                                (L MILLION)
OPERATING INCOME..........................................................       31.1       37.4
Depreciation and amortization.............................................        6.7        5.7
(Increase) in receivables.................................................     (349.6)    (257.8)
Increase in payables......................................................      427.9      292.7
Net movement on provisions................................................        3.1       (1.5)
                                                                            ---------  ---------
NET CASH INFLOW FROM OPERATING ACTIVITIES.................................      119.2       76.5
                                                                            ---------  ---------
                                                                            ---------  ---------

                                                                             THREE MONTHS ENDED
                                                                                 MARCH 31,
                                                                            --------------------
RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET FUNDS                      1999       1998
--------------------------------------------------------------------------  ---------  ---------

                                                                                (L MILLION)
Net funds at January 1....................................................      486.5      581.8
Net cash flow.............................................................       19.0      (16.6)
Management of liquid resources............................................       69.6       62.9
Financing.................................................................       99.0       (1.9)
Currency exchange movements...............................................       (8.7)      (0.1)
                                                                            ---------  ---------
Net funds at March 31.....................................................      665.4      626.1
                                                                            ---------  ---------
                                                                            ---------  ---------

NOTE 4--RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' EQUITY

                                                                             THREE MONTHS ENDED
                                                                                 MARCH 31,
                                                                            --------------------
                                                                              1999       1998
                                                                            ---------  ---------

                                                                                (L MILLION)
Net income................................................................       28.0       27.2
Dividends paid............................................................     --           (7.4)
New ordinary shares issued................................................       92.9        0.6
Goodwill on acquisitions eliminated.......................................     --           (2.9)
Goodwill written back on disposals........................................     --            0.2
Exchange adjustments......................................................      (16.0)      (0.3)
                                                                            ---------  ---------
Net increase in shareholders' equity......................................      104.9       17.4
Shareholders' equity at beginning of period...............................       89.0      124.6
                                                                            ---------  ---------
Shareholders' equity at end of period.....................................      193.9      142.0
                                                                            ---------  ---------
                                                                            ---------  ---------

                 WILLIS CORROON GROUP LIMITED AND SUBSIDIARIES

                                  (UNAUDITED)

NOTE 5--DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED KINGDOM AND THE UNITED STATES

    The unaudited condensed consolidated financial statements are prepared in accordance with U.K. GAAP which differ in certain respects from U.S. GAAP. Summaries of the significant differences as they apply to the Company are set forth in Note 31 of Notes to the Company's Consolidated Financial Statements for the year ended December 31, 1998. The effect on net income, comprehensive income and shareholders' equity of applying the significant differences between U.K. GAAP and U.S. GAAP described above is summarized as follows:

                                                                             THREE MONTHS ENDED
                                                                                 MARCH 31,
                                                                            --------------------
NET INCOME                                                                    1999       1998
--------------------------------------------------------------------------  ---------  ---------

                                                                                (L MILLION)
NET INCOME AS REPORTED IN THE CONSOLIDATED STATEMENT OF INCOME............       28.0       27.2
ADJUSTMENTS
Amortization of goodwill..................................................       (5.0)      (4.7)
Revaluation of forward exchange contracts and other financial
  instruments.............................................................       (0.8)      (0.3)
Pension costs.............................................................       (0.3)      (5.1)
Deferred taxes--effect of above adjustments...............................        0.3        1.7
                                                                            ---------  ---------
Net income as adjusted to accord with U.S. GAAP...........................       22.2       18.8
                                                                            ---------  ---------
                                                                            ---------  ---------

                                                                             THREE MONTHS ENDED
                                                                                 MARCH 31,
                                                                            --------------------
COMPREHENSIVE INCOME                                                          1999       1998
--------------------------------------------------------------------------  ---------  ---------

                                                                                (L MILLION)
Net income as adjusted to accord with U.S. GAAP...........................       22.2       18.8
Other comprehensive income:
  Foreign currency translation adjustments................................      (16.0)      (0.3)
                                                                            ---------  ---------
Comprehensive income......................................................        6.2       18.5
                                                                            ---------  ---------
                                                                            ---------  ---------

                 WILLIS CORROON GROUP LIMITED AND SUBSIDIARIES

                                  (UNAUDITED)

NOTE 5--DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED KINGDOM AND THE UNITED STATES (CONTINUED)

                                                                                MARCH 31,
SHAREHOLDERS' EQUITY                                                         1999        1998
------------------------------------------------------------------------  -----------  ---------
                                                                               (L MILLION)
SHAREHOLDERS' EQUITY AS REPORTED IN THE CONSOLIDATED BALANCE SHEET......       193.9       142.0
ADJUSTMENTS
Intangible assets
  Goodwill--cost........................................................       825.6       579.0
         --amortization.................................................       (11.1)     (133.4)
Tangible assets
  Revaluation of freehold land and buildings............................      --           (14.9)
Current assets
  Investments...........................................................         0.8         0.1
  Receivables--forward exchange contracts...............................         1.9         5.8
  Receivables--pension costs prepayment.................................      --            10.9
Noncurrent liabilities
  Other--pension costs liability........................................       (16.6)     --
Provisions for liabilities and charges
  Deferred taxes--effect of above adjustments...........................         5.8         3.1
                                                                          -----------  ---------
SHAREHOLDERS' EQUITY AS ADJUSTED TO ACCORD WITH U.S. GAAP...............     1,000.3       592.6
                                                                          -----------  ---------
                                                                          -----------  ---------

    The categories of cash flow activity under U.S. GAAP can be summarized as follows:

                                                                            THREE MONTHS ENDED
                                                                                MARCH 31,
                                                                          ----------------------
CONSOLIDATED STATEMENT OF CASH FLOWS                                         1999        1998
------------------------------------------------------------------------  -----------  ---------

                                                                               (L MILLION)
Cash inflow from operating activities...................................       112.5        70.9
Cash inflow on investing activities.....................................         8.1       (90.0)
Cash inflow on financing activities.....................................        (8.5)       (4.2)
                                                                          -----------  ---------
Increase/(decrease) in cash and cash equivalents........................       112.1       (23.3)
Effect of foreign exchange rate changes.................................         5.0         0.6
Cash and cash equivalents at beginning of period........................       499.9       448.6
                                                                          -----------  ---------
Cash and cash equivalents at end of period..............................       617.0       425.9
                                                                          -----------  ---------
                                                                          -----------  ---------

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                        WILLIS CORROON GROUP LIMITED

                     By: /s/ THOMAS COLRAINE
                     ---------------------------------
                     Name: Thomas Colraine
                     Title: Group Finance Director

Date: May 14, 1999